Paul D. Carman Partner	111 West Monroe Street Chicago, Illinois 60603
T 312.845.3443
F 312.516.1443
carman@chapman.com

September 21, 2018

Wasatch Funds Trust

505 Wakara Way

Salt Lake City, UT 84108

Re: Federal Income Tax Consequences of the Reorganization of

    Wasatch Long/Short Fund into Wasatch Global Value Fund

Ladies and Gentlemen:

You have requested our opinion regarding certain United States federal income tax consequences in connection with (i) the transfer of all the assets of Wasatch Long/Short Fund (the “Target Fund”) to Wasatch Global Value Fund (the “Acquiring Fund”), in exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Target Fund and (ii) the pro rata distribution, by class, of all the Acquiring Fund Shares to the shareholders of each corresponding class of the Target Fund, in complete liquidation and termination of the Target Fund, pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of September 21,2018 (the contemplated transaction in its entirety being hereinafter referred to as the “Reorganization”). The Acquiring Fund and the Target Fund are each a series of Wasatch Funds Trust (the “Trust”). Capitalized terms used in this letter without definition shall have the meanings given them in the Agreement.

For purposes of this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of the Agreement, the exhibits attached thereto, and such other documents and instruments as we have deemed necessary or appropriate. In our examination of the foregoing materials, we have assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies, We have assumed that such documents reflect all the material facts relating to the Reorganization. In addition, we have assumed that the Reorganization will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Reorganization.

Charlotte     Chicago     New York     Salt Lake City     San Francisco     Washington, DC

In rendering this opinion, we are relying upon the representations and warranties made by the Target Fund and the Acquiring Fund in the representation letters provided to us. We have neither been asked to, nor have we undertaken to, verify the accuracy of these and other representations made to us. In this regard, we have assumed that any representation made “to the best of knowledge,” “to the knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person making a representation has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement.

Based upon and subject to the foregoing, it is our opinion that, for United States federal income tax purposes:

1.

The transfer of all the Target Fund’s assets to the Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund immediately followed by the pro rata, by class, distribution to the Target Fund Shareholders of all the Acquiring Fund Shares received by the Target Fund in complete liquidation of the Target Fund and the termination of the Target Fund as soon as practicable thereafter will constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code and the Acquiring Fund and the Target Fund will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Reorganization.

2.

No gain or loss will be recognized by the Acquiring Fund upon the receipt of all the assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund.

3.

No gain or loss will be recognized by the Target Fund upon the transfer of all the Target Fund’s assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all the liabilities of the Target Fund or upon the distribution (whether actual or constructive) of all such Acquiring Fund Shares to Target Fund shareholders solely in exchange for such shareholders’ shares of the Target Fund in complete liquidation of the Target Fund.

4.	No gain or loss will be recognized by the Target Fund’s shareholders upon the exchange, pursuant to the Reorganization, of their Target Fund Shares solely for Acquiring Fund Shares.

5.

The aggregate basis of the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund Shares exchanged therefor by such shareholder. The holding period of the Acquiring Fund Shares received by each Target Fund shareholder in the Reorganization will include the period during which the Target Fund Shares exchanged therefor were held by such shareholder, provided such Target Fund Shares are held as capital assets at the effective time of the Reorganization.

6.

The basis of the Target Fund’s assets acquired by the Acquiring Fund will be the same as the basis of such assets in the hands of the Target Fund immediately before the effective time of the Reorganization. The holding period of the assets of the Target Fund received by the Acquiring Fund will include the period during which such assets were held by the Target Fund.

We express no opinion as to (1) the effect of the Reorganization on the Target Fund, the Acquiring Fund or any Target Fund Shareholder with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (a) at the end of a taxable year (or on the termination thereof) or (b) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

We also note that certain shareholders of the Target Fund may be subject to special rules because of their particular federal income tax status and that the tax consequences of the Reorganization to such shareholders may accordingly differ from the ones of general application that are described above. This opinion is intended to satisfy a condition precedent to the Reorganization and is being furnished to you for that purpose. The opinion may be relied upon by Target Fund Shareholders and Acquiring Fund Shareholders.

We consent to (i) being named in the Form N-14 relating to the Acquiring Fund Shares to be issued to the Target Fund for distribution to the Target Fund Shareholders (the “Registration Statement”), (ii) the discussion of this opinion in the proxy statement/prospectus included in the Registration Statement, (the “Prospectus”) and (iii) the reproduction of this opinion as an exhibit to the Registration Statement and/or the Prospectus.

Our opinion is based upon the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, all as in effect on the date hereof. All such legal authorities are subject to change, either prospectively or retroactively.

We are not undertaking hereby any obligation to advise you of any changes in the applicable law subsequent to the date hereof, even if such changes materially affect the tax consequences of the Reorganization that are set forth above.

If any of the facts, assumptions or representations on which our opinion is based is incorrect, we expect you to advise us so that we may consider the effect, if any, on our opinion.

Our opinion has no binding effect on the Internal Revenue Service or the courts of any jurisdiction. No assurance can accordingly be given that, if the matter were contested, a court would agree with the legal conclusions set forth above.

Sincerely,

/s/ Chapman and Cutler LLP
CHAPMAN AND CUTLER LLP